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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               drkoop.com, Inc.
                        ------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
                        ------------------------------
                        (Title of Class of Securities)

                                   262098106
                        ------------------------------
                                (CUSIP Number)

                               December 31, 2000
                        ------------------------------
            (Date of Event Which Requires Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ____                   Rule 13d-1(b)

     ____                   Rule 13d-1(c)

      X                     Rule 13d-1(d)
     ---

                               Page 1 of 5 pages
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  CUSIP No. 262098106

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      NAME OF REPORTING PERSON AND I.R.S. IDENTIFICATION NUMBER OF REPORTING
 1.   PERSON (Entities Only)

      John F. Zaccaro
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
 2.                                                             (a) N/A
                                                                (b) N/A

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      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S. citizen
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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,440,803 shares (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             119,067 shares (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,440,803 shares (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          119,067 shares (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,559,870 shares (see Item 4)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
      N/A
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      3.8%

                               Page 2 of 5 pages
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      Type Of Reporting Person
12.
      IN
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                               Page 3 of 5 pages
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Item 1(a).  Name of Issuer:

            drkoop.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7000 North MoPac Expressway, Suite 400
            Austin, Texas  78731

Item 2(a).  Name of Person Filing:

            John F. Zaccaro

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            28531 Palos Verdes Drive East
            Rancho Palos Verdes, California  90275

Item 2(c).  Citizenship/State of Organization:

            U. S. citizen

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

            262098106

Item 3. Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

            N/A

Item 4. Ownership:

            (a)  Amount Beneficially Owned:  1,559,870 shares

            (b)  Percent of Class:  3.8%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or direct the vote: 1,440,803 shares

                 (ii)  shared power to vote or to direct the vote: 119,067

                 (iii) sole power to dispose or to direct the disposition of:
                         1,440,803 shares

                               Page 4 of 5 pages
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                   (iv)  shared power to dispose or to direct the disposition of: 119,067

            Note: The 1,559,870 shares of common stock beneficially owned by Mr. Zaccaro include (i) 500,000 shares held by Zaccaro Ltd. (the "Partnership"), of which Mr. Zaccaro is the sole General Partner,
            (ii) 119,067 shares held by John Francis Zaccaro and Joyce Foss Zaccaro, Trustees for the John and Joyce Zaccaro Revocable Living Trust dated October 10, 1994, and (iii) 940,803 shares underlying options exercisable within sixty days of December 31, 2000.

Item 5. Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that, as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

            See Item 5.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            N/A

Item 8. Identification and Classification of Members of the Group:

            N/A

Item 9. Notice of Dissolution of Group:

            N/A

Item 10.  Certification:

            N/A

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.



Dated:  February 6, 2001          /s/ John F. Zaccaro
                                    -------------------------
                                    John F. Zaccaro

                               Page 5 of 5 pages